UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2023

000-56241

(Commission File Number)

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110

Chicago, IL 60654

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Exhibit Index

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2023 and 2022

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2023 and 2022

99.3	News Release dated May 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: May 25, 2023	By:	/s/ Charles Bachtell
Charles Bachtell Chief Executive Officer